Exhibit 99.6

PROTECH ANNOUNCES Accretive Acquisition of Acadia Medical, Inc. AS THE

COMPANY NEARS $100 MILLION OF RUN RATE REVENUE

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE

SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

Cincinnati, Ohio – December 4, 2019 – Protech Home Medical Corp. (“Protech” or the “Company”) (TSXV: PTQ), a healthcare services company with operations in the U.S., is pleased to announce that it has acquired Acadia Medical, Inc. (“AMI”), a company based in Maine.

Acquisition Details

AMI is a leader and top provider of respiratory services in the State of Maine. It currently has four locations and will allow Protech to further expand its geographical footprint and provide a larger number of services in the State of Maine. Protech will acquire AMI for total cash consideration of approximately $2.1 million and the assumption of approximately $0.2 million of debt.

After an initial transition and integration period, AMI is expected to increase Protech’s annual revenues by approximately $4 million and increase Adjusted EBITDA by approximately $0.8 million. When combined with the Company’s existing operations, Protech expects its annualized run-rate revenue to be between $99 and $103 million and annualized Adjusted EBITDA to be between $18.2 and $20.2 million.

“We are extremely thrilled to announce this acquisition that will in all likelihood put us in the vicinity of achieving an annual revenue run rate in excess of $100 million. The acquisition of AMI is another example of the types of strategic acquisitions we're going to continue to pursue,” said Greg Crawford, Chairman and CEO of Protech. “The acquisition is immediately accretive, increasing revenue and EBITDA as we use our regional expertise and infrastructure to achieve revenue and profit growth through our integration platform. These types of acquisitions are an effective way to increase market penetration in our existing markets for marginal incremental cost and will continue to be one of our core strategies to continue to augment our growth. We are particularly excited about AMI’s product mix which is largely focused on the respiratory market, with which we have a particular affinity given its extremely positive market fundamentals.”

M&A Pipeline Update

As previously announced, Protech is focused on the implementation of its corporate strategy that incorporates technology, organic growth and strategic acquisitions to continue to improve upon its financial results. Following the closing of the AMI acquisition, the Company now has more than $8 million in cash to continue to pursue additional acquisitions that will focus on strategic and geographic locations driven by product mix, distribution volumes and the ability to consolidate distribution channels to drive operating efficiencies and maximize earnings accretion.

“We continue to build our pipeline of qualified acquisition targets,” said Hardik Mehta, CFO of Protech. “With many high-quality acquisition targets to choose from, we will continue to be extremely disciplined in terms of those acquisitions we pursue with particular focus on those where we can achieve favorable pricing and optimal accretion.”

ABOUT PROTECH HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services for patients in the United States healthcare market. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock based compensation and gains/losses on financial derivatives. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, including interest expense, taxes, depreciation, amortization, stock-based compensation, good will impairment and gain/losses on financial derivatives.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: Protech’s annual revenues increasing by approximately $4 million and Adjusted EBITDA increasing by approximately $0.8 million; Protech’s annualized run-rate revenue increasing to be between $99 and $103 million and annualized Adjusted EBITDA increasing to be between $18.2 and $20.2 million; the Company successfully completing acquisitions and the results of such acquisitions, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the Company’s ability to maintain/slightly increase its collections ratios; the Company maintaining its gross margins and maintaining its revenue growth; the Company maintaining its selling, general and administrative expenses; the Company identifying, negotiating and closing one or more acquisitions; and the historical performance of such acquisitions being maintained subsequent to closing. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in Canadian Dollars unless otherwise stated.

For further information please visit our website at www.protechhomemedical.com, or contact:

Gregory Crawford
Chief Executive Officer
Protech Home Medical Corp.
859-300-6455
investorinfo@myphm.com

Investor Relations:
Oak Hill Financial Inc.
Jonathan L. Robinson CFA
416-669-1001
jrobinson@oakhillfinancial.ca